UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 1, 2007

WHITNEY HOLDING CORPORATION
(Exact Name of Registrant as Specified in Charter)

Louisiana	**0-1026**	**72-6017893**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

228 St. Charles Avenue, New Orleans, Louisiana 70130
(Addresses of Principal Executive Offices, including Zip Code)

(504) 586-7272
(Registrant's Telephone Number, including Area Code)

____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. **Regulation FD Disclosure.**

Whitney Holding Corporation will make a presentation to the Keefe, Bruyette & Woods Regional Bank Conference at the Langham Hotel in Boston, Massachusetts on March 1, 2007, beginning at 2:30 p.m., Eastern Time. A copy of the visual presentation is furnished herewith as Exhibit 99.1.

Item 9.01. **Financial Statement and Exhibits.**

(d) Exhibits

99.1 Visual Presentation by Whitney Holding Corporation to the Keefe, Bruyette & Woods Regional Bank Conference in Boston, Massachusetts on March 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY HOLDING CORPORATION

By: /s/ Thomas L. Callicutt, Jr.
Thomas L. Callicutt, Jr.
Executive Vice President
and Chief Financial Officer

Date: March 1, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Visual Presentation by Whitney Holding Corporation to the Keefe, Bruyette & Woods Regional Bank Conference in Boston, Massachusetts on March 1, 2007

Exhibit 99.1

KBW Regional Bank Conference

March 1, 2007

Tom Callicutt, EVP and CFO

Lewis Rogers, EVP, Credit Administration


WHITNEY BANKS
WHITNEY BANKS

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Forward-Looking Statements

This presentation may include forward-looking statements containing expectations about future conditions and descriptions of future plans and strategies. Whitney's ability to accurately predict the effects of future plans or strategies is inherently limited such that actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from those expressed in the forward-looking statements are available in Whitney’s filings with the Securities and Exchange Commission. Whitney does not intend, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

A Growing, Diversified Company

- $10.2B in Assets
- $7.1B in Loans
- $8.4B in Deposits
- Strong NIM (5.11% YTD)
- Solid credit measures
- 123-year old name started in New Orleans
- Over 150 locations across 5 states
- Focus on Relationship Banking





It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

At 12/31/06

Following the Flow of Commerce


St. Louis
Memphis
Huntsville
Birmingham
Baton Rouge
Northshore
Biloxi
Montgomery
Jacksonville
Lake Charles
Houston
New Orleans
Mobile
Pensacola
Tallahassee
Tampa
St. Petersburg
Sarasota
Naples

Potential Expansion Markets

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Geographic Diversification Through Acquisitions

Recent acquisition activity focused on high-growth Florida markets

- Signature Holding Corp. (St. Petersburg) acquisition announced October 5th. (7 locations, $220MM in deposits)
- First National Bancshares (Bradenton) acquisition completed April, 2006. (9 locations, $319MM in deposits)
- Destin Bancshares (Destin/Pensacola) acquisition completed April, 2005. (10 locations, $440MM in deposits)
- Madison Bancshares (Palm Harbor) acquisition completed August, 2004. (4 locations, $177MM in deposits)



It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Earnings Update


WHITNEY
BANKS
WHITNEY
BANKS

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

4Q'06 Earnings

- Earnings per share (diluted) --- $.51
- Net income --- $33.9MM
  - Include approximately $4.9MM in expenses associated with the 2005 hurricanes
    - Resiliency initiatives totaled approximately $2.9MM
      - $1.6MM recurring; $1.3MM periodic or nonrecurring
    - Insurance coverage premium increase $.9MM
    - Expensed disaster response costs, insurance claim management fees and casualty and operating losses $1.1MM
- Linked-quarter loan growth up 3%
  - Growth mainly from commercial activity and demand from private banking customers in Louisiana and Texas
  - Louisiana growth not from rebuilding activity
    - **Louisiana +4%; Texas +6%; Florida, Alabama flat**
- Deposits
  - Period-end deposits up, average deposits down linked-quarter
  - Period-end growth related to normal seasonal year-end build up not additional government funding for storm losses.

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Mixed Lending Environment in 2006

Robust Production; Some Quarters Offset By Payoffs


Commercial
Retail Mortgage
Consumer
Average Balance in Billions
8-year CAGR 10.7%
$2.3
$2.8
$3.2
$3.6
$4.2
$4.5
$4.4
$4.6
$5.2
$6.1
$6.5
$6.8
$6.8
$7.0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1Q06
2Q06
3Q06
4Q06
Pre-storms

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Steady Growth In Deposits Multiplied Post Storms



Interest-Bearing
Demand
8-year CAGR 6.5%
Average Balance in Billions
$3.8
$4.0
$4.2
$4.5
$4.9
$5.5
$5.8
$5.9
$6.3
$7.2
$8.5
$8.8
$8.4
$8.2
26%
27%
27%
27%
27%
26%
28%
30%
31%
34%
37%
36%
35%
35%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1Q06
2Q06
3Q06
4Q06
Pre-storms

Although the timing cannot be predicted, some run-off of the post-storm deposit accumulation has been expected as the recovery process continues, the inflows from insurance proceeds diminish and the initial disaster-assistance programs are completed. Significant additional government funds to cover uninsured property losses and to support the rebuilding process are becoming available in the storm-impacted markets, but only limited distributions have been made.

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Additional Government Funds

- Louisiana Recovery Authority
  - $10.4B available for Louisiana Community Development Block Grants
    - $8.1B available through the Road Home Program
    - $350MM allocated to businesses
    - $2.0B allocated for infrastructure rebuilding/repair
  - $1.5B available for Hazard Mitigation Grant Program
    - $1.2B available through the Road Home Program
    - $330MM allocated for infrastructure and hazard mitigation



It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Source: Louisiana Recovery Authority

http://www.rememberrebirth.org/ritadocs/Ritadata091906update.pdf

LRA Distributions Limited

- An estimated 123,000 homeowners are eligible for up to $150,000 in uncompensated damages
  - Total available: $7.5B
  - Applications received: 107,739
  - Closings concluded: 632
  - Average award paid: $64,439
  - Total paid to-date: $40.7MM
  - Calculated claims (unpaid): 37,369
- Benefit options chosen
  - Keep former home: 68.5%
  - Rebuild in Louisiana: 11.5%
  - Rebuild out of state: 1.5%



It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Source: The Road Home Program; as of February 15, 2007

Continue to Report a Strong, Growing NIM

- 4Q06 NIM --- 5.14%
- 2006 NIM --- 5.11% (Rank 1st in WTNY peer group)
- Improved earning asset mix
- Growth through acquisitions
- Lower cost of deposits in Louisiana markets allows us to fund loans in higher-priced deposit markets of Florida, Texas and Alabama
- Higher short-term market interest rates
- Active management of loan and deposit pricing
- Liquidity in the deposit base


4.78%
4.75%
4.83%
5.03%
5.02%
5.09%
5.17%
5.14%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
NIM

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Focus On Growing Fee-Based Businesses



- Service Charges on Deposits is the largest component of fee income
  - Fees are "seasonal" as charges are based on movement in interest rates and in balances carried by customers
- Expanded presence in fee-based businesses
  - Trust - Positioned relationship officers to attract and service trust and wealth management customers across all markets
- Acquisitions have added to fee income
  - Trust - (First National Bancshares)
  - Investment services - (Destin Bancshares)
  - Insurance services - (Destin Bancshares)
- Treasury Management

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Expense Levels Higher in New Operating Environment

- Plans designed to make the company's operations more resilient with less exposure to disasters were implemented in 2006
  - Relocated mainframe computers and critical servers
  - Upgraded telecommunications systems using more modern technology and added redundancy with multiple vendors
- Incurred expenses associated with operating in a post-storm environment
  - Contingency housing contracts
  - Professional fees
  - Insurance
  - Employee pay scales
- Resumed or initiated projects to enhance systems and products
- Resumed maintenance and repair projects deferred after the storms

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Asset Quality


WHITNEY
BANKS
WHITNEY
BANKS

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Diversified Loan Portfolio

- Commercial portfolio 83%, Consumer portfolio 17% of total loans
  - Less diversification
  - But, less credit issues post-storms
- No Indirect portfolio
- Minimal Credit Card portfolio
- Commercial customers diversified by industry
- Real Estate portfolio diversified by geography










Individuals 4.8%
Retail Mortgage 12.7%
Commercial, financial & agricultural 38.7%
Commercial Real Estate 43.9%

At 12/31/06

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Impact of Storms on Credit Quality

- **Majority of loans to commercial customers had little to** positive impact from the storm, and mortgage customers **required to have insurance.**
- **Continual Assessment Process**
  - **All criticized loans and larger loans will continue to be reviewed** each quarter
  - **There will be fewer and fewer unreviewed loans and less need** for an overlay process
- **Added $31MM to the Allowance after assessment of** the storm's impact

---

- ***The company does not segregate hurricane-impacted loans from its normal credit-by-credit allowance building process***
  - ***Therefore, there is no separately identified hurricane-related allowance***

It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Working Through Nonperforming Assets Post Storms



millions
$16.8
$17.5
$25.0
$34.8
$42.1
$30.4
$26.1
$67.3
$66.2
$56.9
$54.6
$56.8
1998 1999 2000 2001 2002 2003 2004 2005 1Q06 2Q06 3Q06 4Q06

	1998	1999	2000	2001	2002	2003	2004	2005	1Q06	2Q06	3Q06	4Q06
NPA ratio:	.48%	.45%	.55%	.77%	.95%	.62%	.46%	1.03%	1.02%	.83%	.80%	.81%

Pre-storms

It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Loans Internally Classified as Having Above Normal Credit Risks



Millions

	Dec-01	Dec-02	Dec-03	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06
Special Mention	$153.4	$58.9	$70.6	$72.0	$72.5	$99.4	$126.0	$119.8	$99.4	$83.0	$75.0	$61.0
Substandard	$134.0	$112.5	$107.6	$86.4	$87.6	$109.2	$107.7	$138.6	$143.9	$147.0	$137.0	$157.0
Doubtful	$11.1	$21.6	$9.2	$14.8	$13.4	$8.3	$21.1	$20.6	$19.2	$9.0	$9.0	$8.0

Doubtful   Substandard   Special Mention

Pre-storms   Post-storms

It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Net Charge-Offs At or Below Peers



.24
.24
.38
.39
.43
.56
.58
.47
.32
.35
.22
.34
.24
.30
-.11
-.07
.16
.06
.04
.21
.28
.07
.19
.08
.17
.73
.27
-.02
Percent Net Charge-offs to Average Loans
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 1Q06 2Q06 3Q06 4Q06
Whitney
Peer Group

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Note: Increase in 2Q'06 net charge-offs related to one storm-impacted commercial relationship. Relationship identified as impaired shortly after storms in 2005 and a substantial impairment allowance had been established.

Adequate Allowance for Loan Losses


millions
$43.2
$47.5
$61.0
$71.6
$66.1
$59.5
$54.3
$90.0
$89.2
$80.7
$74.6
$75.9
% Loans
1.24%
1.21%
1.33%
1.59%
1.48%
1.22%
.97%
1.37%
1.37%
1.18%
1.09%
1.08%
1998
1999
2000
2001
2002
2003
2004
2005
1Q2006
2Q2006
3Q2006
4Q2006
Pre-storms

It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Portfolio Risks and Uncertainties

- **Length of recovery period**
- **Long-term economic impact**
  - **Rebuilding of public infrastructure**
  - **Government, private or philanthropic** investment
  - **Population and economic contraction**
  - **Availability and affordability of insurance**

- ***Reminder: Over the last decade Whitney and many of its customers have diversified outside of the New Orleans area, minimizing risk.***

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Post-Katrina Update
Greater New Orleans


WHITNEY
BANKS
WHITNEY
BANKS

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Greater New Orleans Metro Area



Washington
Tangipahoa
St. Tammany
St. John the Baptist
Orleans
St. Charles
Jefferson
St. Bernard
Plaquemines



Hammond
Covington
Ponchatoula
Mandeville
Slidell
Laplace
Kenner
Metairie
New Orleans
Chalmette
Destrehan
River Ridge
Gretna

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Map produced with Scan/US

New Orleans Economy: Positive Impacts



- MARDI GRAS 2007
  - Attendance at near pre-Katrina levels
    - 700,000-800,000 estimated Carnival visitors
  - Hotel occupancy was as high as 95% with some hotels at 100% occupancy
    - More hotel rooms and rooms available to tourists
- Re-opening the Louisiana Superdome
  - New Orleans Saints home and playoff games
  - Bayou Classic and Sugar Bowl
  - Conventions and festivals returning
- Convention Center repaired/refurbished

It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Sources of information: N.O. Metropolitan Convention & Visitors Bureau, N.O. Times-Picayune,

New Orleans Economy: Yet To Be Fixed

- Education
  - New Orleans Public schools slow to re-open
  - Recovery District schools lack essential facilities and teaching tools
  - Charter schools have been "successful" to-date
- Housing
- Criminal Justice System
- Healthcare
- Insurance



It takes a Whitney Banker.

WHITNEY® HOLDING CORPORATION

Sources of information: N.O. Metropolitan Convention & Visitors Bureau, N.O. Times-Picayune,

Corporate Overview


WHITNEY BANKS
WHITNEY BANKS

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

We Will Continue to Operate Within the Guidelines of Our Mission

Our mission is to deliver extraordinary value and superior results to our our customers and shareholders, while providing leadership to our local communities and outstanding career opportunities to our valued employees. We do this within the framework of our three guiding principles: soundness, profitability, and growth, in that order of priority.

- Soundness – This ensures our continuity and promotes the trust of our customers, shareholders and communities.
- Profitability – We focus on profitability, since it is not only a gauge of our success, but ensures that we will have the capital we need to continue to evolve and improve in the future.
- Growth – Growth will result when we exercise leadership and diligently apply sound, profitable strategies to our local market opportunities.

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Sound Capital Levels

- 4Q06 Leverage ratio 8.76%
- Dividend payout ratio 53% (of fourth quarter 2006 diluted earnings per share)
- Dividend yield 3.3% (based on Whitney's February 20, 2006 closing price)



9.27%
8.63%
8.45%
8.21%
7.99%
7.82%
8.35%
8.76%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
Well-capitalized 5%
Excess leverage

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Trading At A Slight Discount To Peers



WHITNEY HLDG CP-NEW ORLEANS LA
as of 20-Feb-2007
Splits:
38
36
34
32
30
May06
Jul06
Sep06
Nov06
Jan07

20-Feb-07	Price	TTM E	P/E
BOKF	$53.21	$3.16	16.84
BXS	$26.05	$1.57	16.59
CFR	$55.19	$3.42	16.14
CNB	$26.69	$1.72	15.54
HBHC	$46.58	$3.06	15.22
IBKC	$57.94	$3.57	16.23
RF	$37.58	$2.67	14.07
SNV	$33.27	$1.90	17.51
TRMK	$30.02	$2.09	14.36
WTNY	$33.08	$2.20	15.04
Peer Avg			15.83



WALL STREET

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Source: Yahoo.com/finance

Whitney Today

- Continuing geographic diversification through acquisitions in high-growth markets
- Operational resiliency
- Strong NIM with a focus on building fee-based business lines
- Asset quality trends are showing signs of improvement reflecting sustained, better than anticipated performance
- Greater New Orleans markets still have a lot of work to do, but progress is being made in rebuilding post-Katrina
- Strong level of capital allows diversification and ability to endure market downturns


WHITNEY

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

Focus On The Whitney Banker







It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION

KBW Regional Bank Conference

March 1, 2007

Tom Callicutt, EVP and CFO
Lewis Rogers, EVP, Credit Administration



WHITNEY
BANKS
WHITNEY
BANKS

It takes a Whitney Banker.

WHITNEY®
HOLDING CORPORATION